UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Rosetta Stone Inc.

(Name of Subject Company)

Rosetta Stone Inc.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.00005 Per Share

(Title of Class of Securities)

CUSIP 777780107

(CUSIP Number of Class of Securities)

Sean Klein

General Counsel & Secretary

1621 North Kent St., Suite 1200

Arlington, Virginia 22209

703-387-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Lillian Tsu

Tiffany Posil

Hogan Lovells US LLP

390 Madison Avenue

New York, NY 10017

(212) 918-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on September 15, 2020 (together with the Exhibits and Annexes thereto and as amended and supplemented from time to time, the “Schedule 14D-9”) by Rosetta Stone Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Empower Merger Sub Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Cambium Holding Corp., a Delaware corporation (“Parent”), which is a portfolio company of The Veritas Capital Fund VI, L.P., a Delaware limited partnership, disclosed in the Tender Offer Statement on Schedule TO, filed by Acquisition Sub and Parent with the SEC on September 15, 2020, pursuant to which Acquisition Sub has offered to purchase all of the outstanding shares of common stock, par value $0.00005 per share, of the Company at a purchase price of $30.00 per share, net to the holder in cash, net of applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 15, 2020, and in the related Letter of Transmittal.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the subsection entitled “Legal Proceedings” in its entirety as follows:

“On September 16, 2020, a putative stockholder lawsuit captioned Wang v. Rosetta Stone Inc., et al., Case No. 1:20-cv-01237 (D. Del. filed Sept. 16, 2020), was filed against the Company and members of the Company’s Board in the U.S. District Court for the District of Delaware. On September 17, 2020, a putative stockholder lawsuit captioned Messinger v. Rosetta Stone Inc., et al., Case No. 1:20-cv-07661 (S.D.N.Y. filed Sept. 17, 2020), was filed against the Company and members of the Company’s Board in the U.S. District Court for the Southern District of New York. On September 23, 2020, a putative class action lawsuit captioned Harrison v. Rosetta Stone Inc., et al., Index No. 654635/2020 (Sup. Ct., N.Y. Cnty. filed Sept. 23, 2020), was filed against the Company and members of the Company’s Board in the Supreme Court of the State of New York in the County of New York. On September 24, 2020, a putative class action lawsuit captioned Curtis v. Rosetta Stone Inc., et al., Case No. 1:20-cv-01288 (D. Del. filed Sept. 24, 2020), was filed against the Company, members of the Company’s Board, Parent and Acquisition Sub in the U.S. District Court for the District of Delaware. All four lawsuits allege that the Company’s Schedule 14D-9 omits certain material information necessary for stockholders to make an informed decision whether to tender their shares, with respect to the financial data, inputs and assumptions underlying Goldman Sachs’ opinion, and various details in the section of the Schedule 14D-9 entitled “—Background of the Offer.” Plaintiffs in the Wang, Messinger and Curtis actions assert claims under the federal securities laws and the rules promulgated thereunder. Plaintiffs in the Messinger and Harrison actions allege that the members of the Company’s Board breached their fiduciary duties in connection with the Transactions. As relief, plaintiffs seek, among other things, to enjoin the Transactions from closing until additional allegedly material information is disclosed or, in the alternative, rescission (or rescissory damages) if the Transactions close, as well as an award of their costs and disbursements, including reasonable attorneys’ fees. We believe that plaintiffs’ allegations lack merit.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rosetta Stone Inc.

Dated: September 25, 2020	By:	/s/ A. John Hass III
	Name:	A. John Hass III
	Title:	Chief Executive Officer and Chairman of the Board of Directors